Exhibit 99.11

SLR Consulting (Canada) Ltd 55 University Avenue, Suite 501,Toronto, ON M5J 2H7

CONSENT

Ladies and Gentlemen:

The undersigned hereby consents to (1) the references to the undersigned company’s name included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp. and the registration statement on Form F-10 (File No. 333-238108) of Denison Mines Corp. (the “Registration Statement”) in connection with the report entitled “Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada” dated October 30, 2018, and (2) all other references to the undersigned included or incorporated by reference in the Annual Report on Form 40-F of Denison Mines Corp.

Dated: March 29, 2021

(Signed) William E. Roscoe

William E. Roscoe, Ph.D., P.Eng. Associate Principal Geologist SLR Consulting (Canada) Ltd.
(formerly Roscoe Postle Associates Inc.)

www.slrconsulting.com